UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 1, 2019

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 4. Changes in Issuer’s Certifying Accountant

Termination of PCAOB Auditors

On May 1, 2019 Med-X, Inc. (the “Company”) received notification of and accepted the resignation of MJF& Associates, APC (“MJF”) as its Independent registered Public Company Accounting Oversight Board (“PCAOB”). This change occurred in connection with MJF resigning as a result of two Partners, Mr. Ahmed Mohidin and Mr. George Weinbaum, leaving the MJF firm. The Company is undertaking a search for a new PCAOB firm to provide Audit services.

Pursuant to applicable rules, the Company makes the following additional disclosures:

a)

MJF’s reports on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2018 and 2017 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports contained explanatory paragraphs in respect to uncertainty as to the Company’s ability to continue as a going concern.

b)

During the fiscal years ended December 31, 2018 and 2017 and through May 1, 2019, there were no disagreements with MJF on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which if not resolved to MJF’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years. During the fiscal years ended December 31, 2018 and 2017 and through May 1, 2019, there were no events of the type described in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided MJF with a copy of the foregoing disclosure and requested that it furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made therein. As of this filing, such letter has yet to be received from MJF. Once received, a copy of the letter from MJF to the Securities and Exchange Commission will be filed as an amendment via Form 1-U/A.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC. (Exact name of issuer as specified in its charter)

Date: May 7, 2019	By:	/s/ Ronald J. Tchorzewski
Ronald J. Tchorzewski – Chief Financial Officer

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